SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 oblibations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [X]Form 4 Transactions Reported
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0362 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Chadwick, Donald R (Last) (First) (Middle) 6401 Southwest Freeway (Street) Houston, TX 77074 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Allstar Systems, Inc. ALLS 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 1999 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Director, Chief Financial Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock-Restricted	04/01/1999	J4 (1)	14,286.00 | D | $6.00		D
Common Stock-Restricted	04/01/1999	J4 (1)	10,000.00 | D | $6.00	0.00	D

If the form is filed by more than one reporting person, see instruction 4(b)(v). (over) SEC 2270 (3-99)

Chadwick, Donald R - December 1999
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
9904EMP-Incentive Stock Options	$1.06	04/01/1999	A4	(A) 28,572.00	04/01/1999 | 04/01/2009	Common Stock - 28,572.00	$1.06		D
9904EMP-Incentive Stock Options	$1.06	04/01/1999	A4	(A) 20,000.00	04/01/1999 | 04/01/2009	Common Stock - 20,000.00	$1.06		D
9904EMP-Incentive Stock Options	$1.06	04/01/1999	A4	(A) 15,000.00	04/01/2000 | 04/01/2009	Common Stock - 15,000.00	$1.06	15,000.00	D
9904EMP-Incentive Stock Options	$1.06	04/01/1999	J (2)	(D) 14,286.00	04/01/1999 | 04/01/2009	Common Stock - 14,286.00	$1.06	34,286.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 05-05-2000 ** Signature of Reporting Person Date /s/ Donald R. Chadwick Donald R Chadwick Page 2 SEC 2270 (3-99)

Chadwick, Donald R - December 1999
Form 5 (continued)
FOOTNOTE Descriptions for Allstar Systems, Inc. ALLS

Form 5 - December 1999

Donald R Chadwick
6401 Southwest Freeway

Houston, TX 77074
Explanation of responses:

 (1)   Swap of Restricted Stock for Options 4/1/99
(2)   Transfer pursuant to a domestic relations order

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